Exhibit 5.2
TRANSACTION RETENTION BONUS AGREEMENT
This Transaction Retention Bonus Agreement (this “Agreement”), dated as of January 18, 2022 (the “Effective Date”), is by and between Zach Thomann (the “Executive”), PFSweb, Inc., (“PFSW”) and Priority Fulfillment Services, Inc. (the “Company”) (each a “Party,” and collectively, the “Parties”).
WHEREAS, PFSW is currently exploring potential strategic alternatives, which may involve a transaction that could result in a Change of Control (as defined below) (a “Transaction”) with respect to the Company pursuant to a definitive transaction agreement (a “Transaction Agreement”);
WHEREAS, the continuing efforts of the Executive are necessary to the successful performance of the ongoing operations of the Company and its subsidiaries and, should the Board of Directors of the Company (the “Board”) authorize the Company to enter into any such Transaction, would be necessary to the successful negotiation and execution of a Transaction Agreement and consummation of the transactions contemplated by any such Transaction Agreement (the “Closing”); and
WHEREAS, as an inducement to the Executive to remain employed by the Company through the earlier to occur of the Closing of a Transaction or December 31, 2022, the Company has determined that the Executive shall be entitled to receive a retention bonus on the terms and conditions described herein.
NOW, THEREFORE, in consideration of the mutual promises made herein, the Parties hereby agree as follows:
1. Transaction Bonus.
(a) In connection with the potential Transaction as an inducement to the Executive to remain employed by the Company through the Closing of one or more Transactions or December 31, 2022, the Company approved the granting of a retention bonus (the “Retention Bonus”) in cash in an amount equal to $250,000 in single lump-sum payment to be paid by January 31, 2022, subject to (i) the Executive actively supporting and working toward the execution of a Transaction Agreement and the completion of all of the requirements necessary to consummate a Transaction through to a Closing, and (ii) the Executive continuing to be employed in good standing by the Company or PFSW, as the case may be, from the Effective Date through the earlier of (x) a Closing of a Transaction or (y) December 31, 2022. In the event the Executive fails to adhere to the above conditions and/or voluntarily separates from the Company prior to meeting the conditions hereof, Executive shall repay such Retention Bonus to the Company upon fifteen days’ notice. The Company reserves the right to withhold payment of any sums due to Executive until such Retention Bonus is repaid to the Company and/or to be deducted from Executive’s final paycheck, to the extent permitted by applicable federal, state, or local law.
For the purposes of this Agreement, “Change of Control” means the merger or consolidation of the Company with, or the sale of all or substantially all of the assets of the Company to, any other corporation or other entity, in each case, unless, following such merger, consolidation or sale (A) the voting securities of the Company outstanding immediately prior thereto continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or purchasing entity (the “Surviving Entity”)) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or the Surviving Entity outstanding immediately after such merger, consolidation or sale; and (B) at least a majority of the members of the board of directors of the Surviving Entity were Incumbent Directors at the time of the execution of the initial agreement, or of the action of the Board, providing for such merger, consolidation or sale.

Exhibit 5.2
2. 280G Parachute Payments. (a) Notwithstanding any other provision of this Agreement or any other plan, arrangement or Agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to the Executive or for the Executive’s benefit pursuant to the terms of this Agreement (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and will be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then the Company shall pay to the Executive, no later than the time the Excise Tax is required to be paid by the Executive or withheld by the Company, an additional amount (the “Gross-up Payment”) equal to the sum of the Excise Tax payable by the Executive, plus the amount necessary to put the Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and any income and employment taxes imposed on the Gross-up Payment)) that the Executive would have been in if the Executive had not incurred any tax liability under Section 4999 of the Code.
(b) Any determination required under this Section 2, including whether any payments or benefits are Parachute Payments, shall be made by the Company in its sole discretion. The Executive shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this Section 2. The Company’s determination shall be final and binding on the Company and the Executive.
(c) In light of the uncertainty in applying Section 4999 of the Code, if it is subsequently determined that the Gross-up Payment is not sufficient to put the Executive in the same after-tax position (taking into account any and all applicable federal, state, local and foreign income, employment and excise taxes (including the Excise Tax and such taxes imposed on the Gross-up Payment)) that the Executive would have been in if the Executive had not incurred the Excise Tax, then the Company shall promptly pay to or for the benefit of the Executive such additional amounts necessary to put the Executive in the same after-tax position that the Executive would have been in if the Excise Tax had not been imposed. In the event that a written ruling of the Internal Revenue Service (the “IRS”) is obtained by or on behalf of the Company or the Executive, which provides that the Executive is not required to pay, or is entitled to a refund with respect to, all or a portion of the Excise Tax, then the Executive shall reimburse the Company in an amount equal to the Gross-up Payment, less any amounts which remain payable by or are not refunded to the Executive, within fourteen (14) days of the date of the IRS determination or the date the Executive receives the refund, as applicable. The Executive and the Company shall reasonably cooperate with each other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for the Excise Tax.
3. Entire Agreement. This Agreement contains the entire agreement between the Executive and the Company with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.
4. Waiver and Amendments. This Agreement may be amended, modified, superseded, or canceled, and the terms and conditions hereof may be waived, only by a written instrument signed by the Parties or, in the case of a waiver, by the Party waiving compliance. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any right, power, or privilege hereunder, nor any single or partial exercise of any right, power, or privilege hereunder, preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

Exhibit 5.2
5. Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Texas, without regard to conflicts of laws principles thereof. All disputes arising out of or related to this Agreement shall be submitted to the state and federal courts of Texas, and the Parties irrevocably consent to such personal jurisdiction and waive all objections thereto, but do so only for the purposes of this Agreement.
6. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.
7. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Party or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Parties or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
10. Section 409A. This Agreement is intended to be excepted from Section 409A as installment payments made during the short-term deferral period in compliance with Treasury regulation Section 1.409A-1(b)(4). To the extent this Agreement results in “nonqualified deferred compensation” subject to Section 409A, it is expressly intended that the Agreement shall comply with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended. To the extent that any provision in this Agreement is ambiguous as to its compliance with Section 409A, the provision shall be read in such a manner so that all payments hereunder shall comply with Section 409A. Notwithstanding the foregoing, the Company makes no representation that this Agreement complies with Section 409A and shall have no liability to the Executive for any failure to comply with Section 409A.
11. Tax Withholding. The Company shall have the right to deduct from any payment due under this Agreement, any applicable withholding taxes or other deductions required by law to be withheld with respect to such payment and to take such action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes.
IN WITNESS WHEREOF, the Parties hereto, intending to be legally bound hereby, have executed this Agreement as of the day and year first above mentioned.

PRIORITY FULFILLMENT SERVICES, INC.    EXECUTIVE

By:_________________________________        _________________________________
Name:                              Zach Thomann
Title:                               Executive